Exhibit (a)(5)(E)

PARKER HANNIFIN CORPORATION RECEIVES

REQUIRED REGULATORY CLEARANCE RELATED TO ITS

CASH OFFER FOR DENISON INTERNATIONAL PLC

February 10, 2004—Cleveland, Ohio—Parker Hannifin Corporation (NYSE: PH) announced today that on February 9, 2004, it received clearance under Chapter 5 of the Austrian Cartel Act of 1988 from the Austrian Cartel Court with respect to Parker’s tender offer to purchase all of the outstanding A Ordinary Shares, £8.00 par value per share, as well as all of the Ordinary Shares, $0.01 par value per share, including those Ordinary Shares represented by American Depositary Shares, outstanding at any time during the offer, of Denison International plc (Nasdaq: DENHY) for $24.00 per share in cash without interest. Consequently, Parker has obtained all of the required regulatory approvals with respect to the offer and expects to close the tender offer on the expiration date.

The offer, unless extended or terminated, is scheduled to expire at 8:00 a.m., New York City time, on Thursday, February 12, 2004. Holders of Denison shares may tender or withdraw their shares until 8:00 a.m., New York City time, on Thursday, February 12, 2004, unless the offer is extended or earlier terminated. If the offer is extended, Parker will issue a news release no later than 9:00 a.m., New York City time, on the business day after the day on which the offer was previously scheduled to expire.

As of 4:00 p.m., New York City time, on February 9, 2004, approximately 6,639 A Ordinary Shares and approximately 9,359,791 Ordinary Shares, including those Ordinary Shares represented by American Depositary Shares, were validly tendered and not withdrawn. Of the 9,359,791 Ordinary Shares tendered in the offer, 2,000 Ordinary Shares (including those Ordinary Shares represented by American Depositary Shares) were tendered pursuant to guaranteed delivery procedures. These total amounts represent approximately 95% of Denison’s outstanding A Ordinary Shares on a fully diluted basis and approximately 89% of Denison’s Ordinary Shares, including those Ordinary Shares represented by American Depositary Shares, on a fully diluted basis. As of February 9, 2004, 586,734 Ordinary Shares were subject to the exercise of outstanding options. Assuming all of these options were exercised and the underlying Ordinary Shares were tendered into the offer as of 4:00 p.m., New York City time, on February 9, 2004, the total number of Ordinary Shares, including those Ordinary Shares represented by American Depositary Shares, tendered into the offer would be 9,946,525, representing approximately 94% of the Ordinary Shares, including those Ordinary Shares represented by American Depositary Shares, on a fully diluted basis.

With annual sales exceeding $6 billion, Parker Hannifin is the world’s leading diversified manufacturer of motion and control technologies and systems, providing precision-engineered solutions for a wide variety of commercial, mobile, industrial and aerospace markets. The company employs more than 46,000 people in 44 countries around the world. Parker has increased its annual dividends paid to shareholders for 47 consecutive years, among the top five longest-running dividend-increase records in the S&P 500 index. For more information, visit the company’s web site at www.parker.com, or its investor information site at www.phstock.com.

Forward-Looking Statements:

Parker Hannifin:

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks, including the satisfaction of the minimum tender condition and the ability to consummate the tender offer on the expiration date. All statements regarding future performance, earnings projections, events or developments, including expectations relating to the closing of the tender offer and the timing thereof, are forward-looking statements. It is possible that the future performance of Parker may differ materially from current expectations depending on economic conditions within its industrial markets, and Parker’s ability to achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins, and growth initiatives. A change in economic conditions in individual markets may have a particularly volatile effect on segment results. Among the other factors which may affect future performance are: changes in business relationships with and purchases by or from major customers or suppliers, including delays or cancellations in shipments; uncertainties surrounding timing, successful completion or integration of acquisitions; threats associated with and efforts to combat terrorism; competitive market conditions and resulting effects on sales and pricing; increases in raw-material costs that cannot be recovered in product pricing; and global economic factors, including currency exchange rates, difficulties entering new markets and general economic conditions such as interest rates. Parker makes these statements as of the date of this disclosure, and undertakes no obligation to update them.

SOURCE: Parker Hannifin Corporation

Media, Lorrie Paul Crum, VP – Corp. Communications, +1-216-896-2750, or after hours, +1-330-666-4196, or lcrum@parker.com, or Financial Analysts, Pamela Huggins, VP & Treasurer, +1-216-896-2240, or phuggins@parker.com, both of Parker Hannifin Corporation.